ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

Tuesday,  January 3, 2006, Vancouver, B.C.

    Symbol:“AKV”: TSX Venture Exchange

 SEC Form 20F Registration CIK:  1194506

Symbol:  Pine Sheets:  “AXVEF”

ACREX REFUSES BROOKMOUNT PLACEMENT OFFER

Acrex Ventures Ltd. (“Acrex”) has considered the proposal by BrookMount Explorations Inc. to purchase units of shares and share purchase warrants of Acrex - announced by BrookMount in a Press Release issued by it earlier this date.

Acrex’s Board of Directors has concluded that it would not be in the interests of Acrex or its shareholders to accept the BrookMount proposal.

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

“T.J. Malcolm Powell”

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.